FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                For the month of March 1, 2005 to March 31, 2005



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................











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                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)





Dated:  April 15, 2005





.........................................
(Signed by)
THINAGARAN
Director


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               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


                      FROM MARCH 1, 2005 TO MARCH 31, 2005



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION



596      Well Report - Sebaya #2 Madura Island, Indonesia.
597 Annual Report for the Financial Year Ended 31 December 2004 To view: www.cityviewcorp.com under "Financials"







































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                                                    CityView
                                                    Corporation Limited
                                                    ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                         ---------------------
                                                    Web: www.cityviewcorp.com
                                                         --------------------

March 1, 2005



The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000


                WELL REPORT - SEBAYA #2 MADURA ISLAND, INDONESIA
CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from the Operating Shareholder, PT Medco Energi Internasional TBK ("Medco"):

OPERATOR:         Medco Madura - Pertamina JOB
WELL:             Sebaya #2
RIG:              P.T Apexindo
SPUD:             11.30hrs - 29 November 2004

Present Activity Summary:
     o The Operator confirmed that two Drill Stem Tests (DST) have been carried out.
     o Both DSTs were unsuccessful despite extensive fracturing being carried out for DST 2.
     o In light of same, the Operator has recommended that the well be suspended pending a full technical evaluation of the well.

Next Operation:
     o    Carry out suspension of Sebaya 2.

     LIST OF AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC") DOCUMENTS


                      FROM MARCH 1, 2005 TO MARCH 31, 2005



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION





NO DOCUMENTS WERE LODGED WITH ASIC DURING THE MONTH